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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              IMO INDUSTRIES INC.
                           (NAME OF SUBJECT COMPANY)

                              II ACQUISITION CORP.
                                    (BIDDER)

                         COMMON STOCK, $1.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   452540107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 JOHN A. YOUNG
                                   SECRETARY
                              II ACQUISITION CORP.
                            9211 FOREST HILL AVENUE
                                   SUITE 109
                            RICHMOND, VIRGINIA 23235
                                 (804) 560-4070
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                    COPY TO:

                            MEREDITH M. BROWN, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 909-6000
                            ------------------------

                           CALCULATION OF FILING FEE
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
            TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
----------------------------------------------------------------------------------------------
                 $133,276,944                                      $26,655
----------------------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. The amount assumes the purchase of 18,904,531 shares of common stock, $1.00 par value (the "Shares") at a price per Share of $7.05. Such number of Shares represents the sum of 17,126,609, the number of outstanding Shares, and 1,777,922, the number of Shares subject to outstanding options exercisable within 60 days of the date hereof.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

        Amount Previously Paid: None             Filing Party: N/A
        Form or Registration No.: N/A            Date Filed: N/A

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

                                 SCHEDULE 14D-1

   CUSIP No. 452540107

---------------------------------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           II ACQUISITION CORP.
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  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
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  3        SEC USE ONLY
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  4        SOURCE OF FUNDS

           AF, WC
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  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
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  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
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  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
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  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
           [ ]
---------------------------------------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

           0.0%
---------------------------------------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON

           CO
---------------------------------------------------------------------------------------------------------

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by II Acquisition Corp., a Delaware corporation ("Purchaser") and an affiliate of Constellation Capital Partners LLC, a private investment firm, to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Imo Industries Inc., a Delaware corporation (the "Company"), and each associated right to purchase shares of the Company's Series B Junior Participating Preferred Stock

(individually, the "Right" and collectively, the "Rights") issued pursuant to the Rights Agreement (as amended, the "Rights Agreement"), dated as of April 30, 1997, between the Company and First Chicago Trust Company of New York (such shares of Common Stock and the Rights collectively referred to as the "Shares"), at a price of $7.05 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated July 31, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Imo Industries Inc., a Delaware corporation, which has its principal executive offices at 1009 Lenox Drive, Building Four West, Lawrenceville, New Jersey 08648.

     (b) The equity securities being sought are all the outstanding shares of Common Stock, par value $1.00 per share, and each associated right to purchase shares of the Company's Series B Junior Participating Preferred Stock issued pursuant to the Rights Agreement, of the Company. The information set forth in the Introduction and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by Purchaser. The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser, and the information concerning the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and each of the persons controlling Purchaser are set forth in the Introduction,
Section 8 ("Certain Information Concerning Purchaser") and Schedule I of the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) During the last five years, neither Purchaser, nor, to the best knowledge of Purchaser, any of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in Section 8 ("Certain Information Concerning Purchaser") and Section 10 ("Background of the Offer; Contacts with the Company; the Share Purchase Agreement") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Introduction, Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning Purchaser"), Section 10 ("Background of the Offer; Contacts with the Company; the Share Purchase Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in Section 9 ("Financing of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; the Share Purchase Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 13 ("Effect of the Offer on the Market for Shares, NYSE Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 8 ("Certain Information Concerning Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser"), Section 10 ("Background of the Offer; Contacts with the Company; the Share Purchase Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning Purchaser") of the Offer to Purchase is incorporated herein by reference. Audited information for Purchaser is not available due to the recent formation of Purchaser which was incorporated on July 22, 1997.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser"), Section 10 ("Background of the Offer; Contacts with the Company; the Share Purchase Agreement") and in Section 11 ("Purpose of the Offer; Plans for the Company After the Offer") of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) and (e) The information set forth in Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares, NYSE Listing and Exchange Act Registration") and in
Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Share Purchase Agreement, dated as of July 25, 1997, between Purchaser and the Company, copies of which are attached hereto as Exhibits
(a)(1), (a)(2) and (c)(1), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1)   Form of Offer to Purchase dated July 31, 1997.
  (a)(2)   Form of Letter of Transmittal.
  (a)(3)   Form of Notice of Guaranteed Delivery.
  (a)(4)   Form of Letter from Schroder & Co. Inc. to Brokers, Dealers, Commercial Banks,
           Trust Companies and Nominees.
  (a)(5)   Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and
           Nominees to Clients.
  (a)(6)   Form of Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.
  (a)(7)   Summary Advertisement as published in The New York Times on July 31, 1997.
  (a)(8)   Joint Press release issued by the Company and Purchaser on July 25, 1997.
  (a)(9)   Form of Letter of Transmittal for Imo Industries Inc. Employees Stock Savings
           Plan.
  (b)(1)   Senior Note dated July 23, 1997 issued to Janelia Farm Corp. by Purchaser.
  (b)(2)   Subordinated Note dated July 23, 1997 issued to Mitchell P. Rales by Purchaser.
  (b)(3)   Subordinated Note dated July 23, 1997 issued to Steven M. Rales by Purchaser.
  (b)(4)   Commitment Letter, dated July 24, 1997, between Purchaser and Constellation
           Capital Partners LLC, and the Bank of Nova Scotia and NationsBank, N.A., as
           Managing Agents.
  (b)(5)   Stock Subscription Agreement, dated as of July 23, 1997, between Purchaser and
           Colfax Capital Corporation.
  (c)(1)   Share Purchase Agreement dated as of July 25, 1997 between Purchaser and the
           Company.
  (c)(2)   Confidentiality Agreement dated May 19, 1997 between the Company and Constellation
           Capital Partners LLC.
  (c)(3)   Letter of Intent dated as of July 30, 1997 between Purchaser and Danaher
           Corporation.
  (d)      None.
  (e)      Not applicable.
  (f)      None.

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                          II ACQUISITION CORP.

                                          By: /s/   PHILIP W. KNISELY
                                            ------------------------------------
                                            Name: Philip W. Knisely
                                            Title: President and Chief Executive
                                              Officer

July 31, 1997

                                 EXHIBIT INDEX

  EXHIBIT
    NO.
  -------
  (a)(1)   Form of Offer to Purchase dated July 31, 1997.
  (a)(2)   Form of Letter of Transmittal.
  (a)(3)   Form of Notice of Guaranteed Delivery.
  (a)(4)   Form of Letter from Schroder & Co. Inc. to Brokers, Dealers, Commercial Banks,
           Trust Companies and Nominees.
  (a)(5)   Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and
           Nominees to Clients.
  (a)(6)   Form of Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.
  (a)(7)   Summary Advertisement as published in The New York Times on July 31, 1997.
  (a)(8)   Joint Press release issued by the Company and Purchaser on July 25, 1997.
  (a)(9)   Form of Letter of Transmittal for Imo Industries Inc. Employees Stock Savings
           Plan.
  (b)(1)   Senior Note dated July 23, 1997 issued to Janelia Farm Corp. by Purchaser.
  (b)(2)   Subordinated Note dated July 23, 1997 issued to Mitchell P. Rales by Purchaser.
  (b)(3)   Subordinated Note dated July 23, 1997 issued to Steven M. Rales by Purchaser.
  (b)(4)   Commitment Letter, dated July 24, 1997, between Purchaser and Constellation
           Capital Partners LLC, and the Bank of Nova Scotia and NationsBank, N.A., as
           Managing Agents.
  (b)(5)   Stock Subscription Agreement, dated as of July 23, 1997, between Purchaser and
           Colfax Capital Corporation.
  (c)(1)   Share Purchase Agreement dated as of July 25, 1997 between Purchaser and the
           Company.
  (c)(2)   Confidentiality Agreement dated May 19, 1997 between the Company and Constellation
           Capital Partners LLC.
  (c)(3)   Letter of Intent dated as of July 30, 1997 between Purchaser and Danaher
           Corporation.